SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  DIASYS CORP.

                                  COMMON STOCK


                                   252838 10 7
                                 (CUSIP NUMBER)


                             120 Broadway, Suite 905
                               New York, NY 10271


                                  July 13, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

         ANDREW COHEN

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:              358,532 as of the Reporting Event
                                    364,069 as of the Filing Date

(8) Shared Voting Power:            664,220 as of the Reporting Event
                                    673,448 as of the Filing Date

(9) Sole Dispositive Power:         358,532 as of the Reporting Event
                                    364,069 as of the Filing Date

(10) Shared Dispositive Power:      664,220 as of the Reporting Event
                                    673,448 as of the Filing Date

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    358,532 as of the Reporting Event
                                    364,069 as of the Filing Date

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):

                                    5.23% as of the Reporting Event
                                    5.31% as of the Filing Date.

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

DiaSys Corp.
Common Stock, $.001 par value.
49 Levinworth Street
Waterbury, CT 06702

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:                  Andrew Cohen

(b) Business Address:      120 Broadway, Suite 905
                           New York, NY 10271


(c)   Managing Member of Cohen Specialists, LLC, an investment firm.

(d)   None.

(e)   None.

(f)   Citizenship.   United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds shares of the issuer in two separate trading accounts with Mr. Henry Hackel. The first account, #312E1209, which holds 400,000 shares as of the Filing Date, is split 50%-50%. The second account, #30JN0009, which holds 273,448 as of the Filing Date, is split 60% held by Mr. Cohen, 40% held by Mr. Hackel. Accordingly, Mr. Cohen's beneficial acquisition of 200,000 common shares of the issuer on July 13, 2001, at a price of $0.60 per share, triggered
Section 13(d). At such time, Mr. Cohen beneficially held 358,532 shares of the issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person holds shares of the issuer in two separate trading account. The acquisition by Mr. Cohen is for investment purposes. Thus, the acquisition is based on the belief that such purchase is a good investment that will produce favorable economic results. As of the Reporting Event, Mr. Cohen beneficially owned 358,532 shares of the Issuer, or 5.23% of the issued and outstanding shares of the Issuer. As of the Filing Date, Mr. Cohen beneficially owned 364,069 shares of the Issuer, or 5.31% of the issued and outstanding shares of the Issuer.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Mr. Cohen beneficially owned 358,532 shares of the Issuer, or 5.23% of the issued and outstanding shares of the Issuer. As of the Filing Date, Mr. Cohen beneficially held 364,069 shares of the Issuer, or 5.31% of the issued and outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2001         Signature: /s/ Andrew Cohen
                                         --------------------------------------
                                             ANDREW COHEN